UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 13, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zuora, Inc.

File No. 5-90462 – CTR#7565

Zuora, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from certain Exhibits to a Schedule 13E-3 filed on November 25, 2024, and amended on December 23, 2024, and December 31, 2024.

Based on representations by Zuora, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 16(c)(ii)
Exhibit 16(c)(iii)
Exhibit 16(c)(iv)
Exhibit 16(c)(v)
Exhibit 16(c)(vi)
Exhibit 16(c)(vii)
Exhibit 16(c)(viii)
Exhibit 16(c)(ix)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance